Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, JUNE 18 2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target
D-0	35.3	50.5	61.7
A+14	39.7	71.6	79.8

Eagle
D-0	38.0	51.0	67.0
A+14 DOT	44.4	63.5	77.5

Every Bag Counts

American	Mon	MTD*	DOT Standard
	5.69	3.34	2.50

* DOT claims per 1000 customers

Announcements

» Online Learning Center is Now Live for Your Training and Development

We’ve replaced the Training Site with the new Online Learning Center! Please begin registering for workshops, accessing online training, creating development plans and viewing your training record from the site’s homepage. To help familiarize yourself with the Online Learning Center, watch our web courses and videos, or review the various job aids you’ll find within the tool’s Getting Started area. You can also search keyword “SABA” in the tool’s Knowledge Center for a full list of resources. Learn more about the Online Learning Center and what it can do for you in the People Space on new Jetnet.

» Emergency Preparedness is Always Key

Disaster can strike anywhere, at any time, often without warning. Whether you’re evacuating from a Category 5 hurricane or the electricity went off in the dead of winter, it’s essential that every household has a stocked and readily available emergency kit, according to the Federal Emergency Management Agency (FEMA). It’s no fun to be searching around in the dark for a flashlight, or waiting until the last minute to see if that storm was really going to come your way, before you have everything you need to weather it. So think ahead, plan well and gather your supplies before you think you’ll need them. Read this week’s message from Len Bradley, M&E Base Safety Manager, on classic Jetnet’s Employee Safety page.

» One Week Left to Take the Arrivals Survey

Have you taken the Arrivals newsletter survey yet? There’s just one week left, so if you haven’t, please take a moment and fill it out today. Your answers to the survey will help us better communicate with everyone at American – tell us when, where and how you want your company news delivered, and what content you’d like us to continue featuring. Your opinion is important, and we appreciate your time.

» oneworld Holds Five “Best Alliance” Titles with Latest Skytrax Award oneworld has been named the World’s Best Airline Alliance in the 2013 World Airline Awards, presented by the independent Skytrax airline quality ratings agency. It means oneworld is now the current holder of five of the leading “best airline alliance” titles:

•	Global Traveler’s Best Airline Alliance in its GT Tested Reader Survey 2012 Awards

•	World Travel Awards’ World’s Leading Airline Alliance 2012

•	Australian Business Traveller’s Best Airline Alliance 2012

•	FlightStats Airline Alliance On-Time Performance 2012 winner – believed to have been the first time a punctuality award has been presented to any global airline alliance oneworld member airlines also flew high in the Skytrax 2013 World Airline Awards, which are based on the results of an independent survey of some 18 million travelers from more than 160 countries, in what Skytrax describes as the only truly global, independent passenger survey of airline standards. Find out more in the news release on oneworld.com.

oneworld News

From Breaking Travel News

Finnair Opens Routes to Xi’an and Hanoi

Finnair has begun flying to Hanoi, Vietnam, and Xi’an, China, further sharpening the airline’s strategic focus on transfer traffic between Asia and Europe. Currently the only European carrier offering nonstop connections between the two cities and Europe, Finnair also offers fast and efficient transfers to more than 60 European destinations via its Helsinki hub. The oneworld carrier will operate service to both cities three times a week throughout the summer schedule season, until Oct. 26 for Xi’an and Oct. 27 for Hanoi. Finnair has gradually built on its Asian strategy during the past two decades, taking advantage of the geographical position of its Helsinki hub on the shortest routes between the great cities of Asia and more than 60 European destinations. In addition to Xi’an and Hanoi, Finnair operates to Bangkok, Beijing, Chongqing, Delhi, Hong Kong, Nagoya, Osaka, Seoul, Shanghai, Singapore and Tokyo.

Industry News

From Reuters

Boeing Launches 787-10 with $30 Billion of Orders

Boeing launched the 787-10 version of its flagship Dreamliner aircraft at the Paris Airshow Tuesday (Paris time) with 102 firm orders worth nearly $30 billion at list prices. The buyers are Air Lease with 30 planes, GE Capital Services with 10, British Airways with 12, Singapore Airlines with 30 and United with 20. United’s order includes 10 new planes and 10 conversions from the earlier 787-9 model, due for first flight later this year. The third variant of the Dreamliner family will have a range of 7,000 nautical miles, with seating for up to 330 passengers. United said it expected to receive its first 787-10 in 2018.

From Bloomberg

Delta Says Cincinnati Service Safe after Memphis Cuts

Delta said it’s maintaining the same presence in Cincinnati after announcing plans to scale back in Memphis. “The Cincinnati hub is doing quite well,” said Delta CEO Richard Anderson. “We feel really good about where our service levels are there, and beyond what we’ve announced in Memphis, we don’t have any significant network changes planned.” Delta is retiring inefficient 50-seat jets from the smallest of its eight hubs. With rising jet-fuel prices, these planes have become too expensive to operate, leading to a June 4 decision to trim flights in Memphis by more than a third.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, June 17

Crude oil was $97.77 a barrel, down $0.08 from the previous day.

Jet fuel price was $118.68 a barrel, down $0.92.

Merger Q&A

Q. Will any major hubs be affected as a result of the merger?

A. We expect to maintain all hubs now served by both airlines and offer increased service to existing markets, providing more choices for our customers and more opportunity for our people. As the new carrier, we will have more than 6,700 daily flights to 336 destinations in 56 countries across the globe.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.